Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 5, 2014 with respect to the consolidated financial statements of Consolidated Communications Holdings, Inc. and the effectiveness of internal control over financial reporting of Consolidated Communications Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission and incorporated by reference in the Proxy Statement of Consolidated Communications Holdings, Inc. that is made a part of the Registration Statement (Form S-4 No. 333-[          ]) and Prospectus of Consolidated Communications Holdings, Inc. for the registration of 10,323,042 shares of its common stock.

/s/ Ernst & Young LLP

St. Louis, Missouri

August 8, 2014